March 17, 2025

Brian Dickman
Chief Financial Officer
Getty Realty Corp.
292 Madison Avenue, 9th Floor
New York, NY 10017-6318

       Re: Getty Realty Corp.
           10-K for the fiscal year ended December 31, 2024
           File No. 001-13777
Dear Brian Dickman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction